SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: October 28, 2005	By:	/s/ Nancy C. Gardner

REUTERS GROUP PLC – THIRD QUARTER REVENUE STATEMENT for the three months to 30 September 2005

27 October 2005

REUTERS Q3 2005 REVENUE STATEMENT

London — This statement refers to Reuters revenue only. Instinet Group, which is treated as a discontinued operation in anticipation of its planned disposal, reports separately on 2 November 2005.

Financial highlights

o Q3 total revenue of £611 million (Q3 2004: £566 million), up 8% on an actual basis (1% on an underlying basis)
o Q3 recurring revenue of £574 million (Q3 2004: £528 million), up 9% on an actual basis (1.5% on an underlying basis).

Business highlights

o Third consecutive quarter of positive net sales, sustaining the encouraging trend seen throughout this year
o Strong growth in transactions revenue, up 14% on an actual basis (13% on an underlying basis) compared to the same period last year
o Moneyline Telerate integration proceeding well, with strong revenue performance in first full quarter since acquisition
o Launch of important new versions of Reuters 3000 Xtra, Reuters Knowledge and Reuters Datafeeds to enhance ease of use, breadth of data and speed
o Good early progress on new growth initiatives – electronic trading; high value content; new enterprise approach; new markets.

Guidance

o Reuters confirms that it expects underlying recurring revenue to grow between 1% and 2% in the second half of 2005, in line with guidance issued at its interim results in July.

Tom Glocer, Reuters Chief Executive, said: “Today’s results reflect a solid third quarter performance for our core business. We have further enhanced the core by releasing significant product upgrades this quarter that prepare us well for 2006. I am also encouraged by the good start we have made on our Core Plus agenda to accelerate growth. We are boosting our content offering by agreeing to acquire EcoWin with its in-depth macroeconomic data, adding liquidity to our fixed income and foreign exchange trading systems and making progress in emerging markets such as China and Brazil.”

Notes to Analysts

Underlying percentage change excludes acquisitions and disposals since 1 January 2004 and is stated at constant exchange rates.

This release includes certain non GAAP figures which are performance measures used to manage the business. Reconciliations to equivalent IFRS figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

Contacts

Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Investors

Karen Almeida
Tel: +44 (0) 20 7542 8617
karen.almeida@reuters.com

Steve Trowbridge
Tel: +44 (0) 20 7542 5177
steve.trowbridge@reuters.com

Press

Johnny Weir
Tel: +44 (0) 20 7542 5211
johnny.weir@reuters.com

Yvonne Diaz
Tel: +44 (0) 20 7542 2615
yvonne.diaz@reuters.com

Notes

There is an important timing difference between subscription sales and subscription (recurring) revenue. Reuters recognises a sale on receipt of a signed order from a customer. Revenue is recorded when a sold product is installed, a process which typically takes between one and three months but is often dependent on customer and product roll-out schedules.

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. As reported in the 2004 Annual Report and Form 20-F, Reuters Group revenues (including Instinet) were £2.9 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters will be holding conference calls today at 09:30 BST and 15:00 BST / 10:00 EDT. To participate please register online at  http://registration.intercall.com/go/reutersir.  An email confirmation, containing dial-in details, will be sent upon registration.

Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp

This announcement includes forward-looking statements. See page 11 for a description of risk factors.

Revenue review

Reuters revenue for the three months to 30 September 2005 was £611 million, an increase of 8% on an actual basis compared to the same period in 2004. On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, the increase was 1%. Exchange rate movements accounted for a percentage point of the difference between the actual and underlying increase, and the impact of acquisitions, principally Moneyline Telerate, accounted for the remaining six.

Moneyline Telerate integration is proceeding well, contributing £32 million of revenue in its first full quarter since acquisition.

Recurring revenue(1), which represented 94% of Reuters revenue for the three months to 30 September 2005, was £574 million, an increase of 9% on an actual basis. On an underlying basis, the increase was 1.5%, in line with Reuters second half guidance issued in July.

Reuters total user accesses stood at 353,000 at the end of the third quarter, with the number of Reuters positions (excluding Moneyline Telerate) remaining broadly stable. While the number of Moneyline Telerate positions fell, the positions lost so far during integration have been fewer than expected. Average revenue per access grew 3% on an underlying basis compared to the same period in 2004, as the number of premium tier accesses in the total product mix continued to increase and the modest price increase from earlier this year began to show through.

Usage revenue(2) in Q3 was £26 million, up 21% on an actual basis (20% on an underlying basis). This reflects strong growth from Reuters Dealing Matching, advertising revenue from Reuters media services and new sources of usage revenue such as Reuters Electronic Trading and Reuters Order Routing for Equities.

Outright revenue(3) in Q3 was £11 million, down 36% on an actual basis (37% on an underlying basis). This decline reflects Reuters withdrawal from software consulting services as part of Fast Forward, longer lead times for risk management sales as the business focus shifts to larger clients, and fewer upgrades to large market data systems. A good pipeline of risk management sales awaiting installation should narrow but not eliminate the overall year-on-year decline.

Sales & Trading

Revenue from Sales & Trading, 67% of total revenue in the third quarter, was £409 million (Q3 2004: £373 million), up 10% on an actual basis (1% on an underlying basis) compared to the same period last year.

Headcount growth, emerging markets expansion in Europe and Asia, competitive wins at large accounts and migrations from legacy products to Reuters 3000 Xtra contributed to underlying growth in Sales & Trading revenue. These positive factors were partially offset by continued contraction in mid-tier and domestic markets, where Reuters will become better positioned over time as momentum builds on Reuters Trader and its local variants.

Sales & Trading usage revenue grew 14% year-on-year on an actual basis (12% on an underlying basis), driven primarily by Reuters foreign exchange business. Spot volumes on Reuters Dealing continue to grow across all regions driven by volatile markets, the participation of hedge funds and the increasing number of automated trading engines linked into Reuters Matching. The hosted Reuters Electronic Trading platform has seen usage revenue increase as the number of banks using the system continues to build, and trade volumes increase.

Research & Asset Management

Revenue from Research & Asset Management, 11% of revenue in the third quarter, was £68 million (Q3 2004: £63 million), up 8% on an actual basis compared to the same period last year (flat on an underlying basis).

Reuters Xtra family revenue in Research & Asset Management grew 7% on an actual basis (5% on an underlying basis). A significant revenue driver was the introduction of the combined Reuters 3000 Xtra and Reuters Knowledge offering, which integrates sophisticated research functionality with real time markets coverage.

Reuters Knowledge family revenue grew 11% in the quarter on an actual basis (10% on an underlying basis), supported by a good performance from Reuters Knowledge and Reuters company fundamentals and estimates products. Reuters Knowledge added over 700 accesses in the quarter and was enhanced by additional content included in a new version launched in August.

Reuters Wealth Manager family actual revenue increased 9% following the acquisition of Moneyline Telerate, Fitzrovia International plc., HedgeWorld and the TASS hedge fund research database. On an underlying basis, revenue was down 4%. Reuters new Wealth Manager product gained close to 500 positions in the quarter, including the sale of 220 positions at ING, but these gains were more than counterbalanced by the loss of legacy product positions in domestic markets.

Enterprise

Enterprise revenue, 16% of total revenue for the quarter, was £95 million (Q3 2004: £94 million), up slightly on an actual basis but showing an underlying decline of 3%.

The Enterprise division comprises three product groupings, offering customers fully integrated business solutions.

Reuters Enterprise Information includes real-time and end-of-day datafeed products — Reuters Datafeed and Reuters Datascope. Revenue for these products grew by 10% at actual rates, 8% on an underlying basis, compared to Q3 2004. This was driven by increased demand for datafeed services from existing customers and new users such as hedge funds. There has also been encouraging growth in Reuters Datascope Real-Time, which is used by customers to fuel programme trading, risk management and portfolio valuation systems.

Reuters launched a new version of its Reuters Datafeed Direct service in the third quarter, which allows customers to take low latency feeds direct from exchanges. Interest in the new version has been good and is expected to increase in 2006 as exchange coverage expands.

Reuters Information Management, which comprises infrastructure products such as Reuters Market Data Systems (RMDS), saw revenue shrink by 1% on an actual basis and 8% on an underlying basis. Revenue from RMDS maintenance grew slightly but was more than offset by a combination of the continued impact of the withdrawal from software consulting services as part of Fast Forward and lower revenue from RMDS upgrades, with focus having moved from large to mid-sized clients. Growth opportunities are building following the expansion of the product line, including the roll out of Reuters Wireless Delivery System (RWDS), a new product that permits delivery of market data to handheld BlackBerry® devices. UBS has recently contracted to take this service.

Revenue from Reuters Trade and Risk Management business fell by 21% on an actual basis, and 22% in underlying terms. Maintenance revenue generated from outright sales of risk software grew slightly on an underlying basis, but was more than offset by the fall in once-off outright revenue from new installations. This reflects the more complex sales and installation cycle associated with selling to the larger financial institutions now being targeted. Longer term prospects for Trade and Risk Management remain good.

Media

Revenue from Reuters Media business division, 6% of total revenue for the quarter, was £39 million (Q3 2004: £36 million), up 13% on an actual basis (12% on an underlying basis). The core agency business continued to perform well across all media, supported by strong performance in the TV business due to new clients, the establishment of a new Middle East service and strong demand for coverage of major news events. Usage revenue was boosted by continuing increases in advertising across Reuters digital media platform, including web, mobile, outdoor and internet delivered TV.

Core Plus

In July, Reuters announced plans to accelerate revenue growth in four key markets, adjacent to its existing core business. Known as “Core Plus”, Reuters has made progress on each of the key initiatives.

1. Electronic trading

Reuters multi-asset trading products are starting to gain traction. This week Reuters announced that two of the five biggest banks in FX trading – Barclays Capital and Deutsche Bank — have joined Reuters Trading for Foreign Exchange, which now has six price makers and about 150 price takers on the service. Reuters Trading for Fixed Income currently has eight price makers and 400 price takers. There has been good early progress on commodities and equities trading capabilities as Reuters focuses on these areas. In addition, demand is increasing for Reuters new trade confirmation system, announced on Monday, which has been selected by several customers including ICAP, RP Martin Brokers, Calyon and Lehman Brothers.

2. High value content

Structural changes in the financial markets continue to create demand for new types of content. The recently launched Reuters Global Filings, available through the Reuters Knowledge product, permits users to navigate easily from financial data to a 10 year global repository of underlying company reports and prospectuses. Reuters is also increasing its range of economic data, illustrated by the pending acquisition of EcoWin, a leading provider of global macroeconomic data and analysis.

3. New Enterprise Approach

Reuters has started to implement its strategy to group components together to satisfy growing customer needs in areas like portfolio valuation and algorithmic trading. Components including RMDS, Reuters Kondor+, Reuters Datafeed Direct, Reuters Datascope Realtime, Reuters Tick Capture Engine and Reuters Wireless Delivery System (RWDS) are being assembled into complete customer solutions. There is particular interest in two elements — Reuters Tick History, a ten year history database of tick-by-tick data which allows algorithmic traders to back-test their algorithms, and RWDS.

4. New markets

This month, Reuters became the first foreign company to launch a range of reference rates on China’s bond market. Reuters Bond Reference Rates, China, help meet the global and domestic markets’ vast appetite for reliable, benchmark quality data on Chinese bonds and builds on Reuters growing involvement in the development of China’s fixed income and foreign exchange markets. In Brazil, Reuters is partnering with large clients, such as American Express and Universo Online, a leading Brazilian internet service provider, for joint sales of Reuters Trader – creating a new sales channel in the country.

Pensions

In its Q1 trading statement in April Reuters disclosed that the provisional results of the triennial actuarial valuation of Reuters Pension Fund (RPF) indicated a past service deficit of £115m as at 31 December, 2004. The RPF is an unusual scheme in that it is a fixed cost scheme providing defined benefits. Reuters has previously accounted for this scheme on the basis of a fixed level of contribution. Following conversations with the Trustees, Reuters has concluded that it will now account for RPF as a defined benefit scheme and will record a balance sheet liability, net of tax, of approximately £110m (based on a 31 December 2004 actuarial valuation).  Reuters is considering the appropriate dates and basis for recording this liability under applicable reporting frameworks. Reuters will continue its dialogue with the Trustees of the RPF to secure an equitable outcome for both the scheme members and the company.

Second half guidance

Reuters confirms that it expects underlying recurring revenue to grow between 1% and 2% in the second half of 2005, in line with guidance issued at its interim results in July.

1)Reuters revenue from continuing operations by Division by type -three months to 30September 2005 (unaudited)

	Three months to 30 September		% Change
	2005	2004	Actual	Underlying
	(pound)m	(pound)m
Recurring	388	355	10%	1%
Outright	1	2	(43%)	(47%)
Usage	20	16	14%	12%

Sales & Trading	409	373	10%	1%

Recurring	68	61	9%	1%
Outright	--	1	(57%)	(57%)
Usage	--	1	(25%)	(23%)

Research & Asset Management	68	63	8%	--

Recurring	85	79	7%	3%
Outright	10	15	(33%)	(34%)

Enterprise	95	94	--	(3%)

Recurring	33	33	8%	7%
Usage	6	3	64%	64%

Media	39	36	13%	12%

Recurring	574	528	9%	2%
Outright	11	18	(36%)	(37%)
Usage	26	20	21%	20%

Total Reuters revenue	611	566	8%	1%

2) Reuters revenue from continuing operations by Division by type - nine months to 30 September 2005 (unaudited)

	Nine months to 30 September		% Change
	2005	2004	Actual	Underlying
	(pound)m	(pound)m
Recurring	1,115	1,098	2%	(1%)
Outright	3	4	(41%)	(44%)
Usage	55	50	7%	9%

Sales & Trading	1,173	1,152	2%	(1%)

Recurring	191	193	(2%)	3%
Outright	1	2	(52%)	(52%)
Usage	1	3	(50%)	(49%)

Research & Asset Management	193	198	(3%)	1%

Recurring	246	233	5%	4%
Outright	25	43	(40%)	(40%)

Enterprise	271	276	(2%)	(3%)

Recurring	99	97	3%	4%
Usage	14	9	47%	50%

Media	113	106	7%	8%

Recurring	1,651	1,621	2%	--
Outright	29	49	(41%)	(41%)
Usage	70	62	10%	13%

Total Reuters revenue	1,750	1,732	1%	--

3) Reuters revenue from continuing operations by Division by product family - three months to 30 September 2005 (unaudited)

	Three months to 30 September		% Change
	2005	2004	Actual	Underlying
	(pound)m	(pound)m
Reuters Xtra	222	197	12%	11%
Reuters Trader	99	98	1%	(21%)
Recoveries	88	78	13%	2%

Sales & Trading	409	373	10%	1%

Reuters Xtra	17	15	7%	5%
Reuters Trader	2	3	(20%)	(23%)
Reuters Knowledge	14	13	11%	10%
Reuters Wealth Manager	35	32	9%	(4%)

Research & Asset Management	68	63	8%	--

Enterprise	95	94	--	(3%)

Media	39	36	13%	12%

Total Reuters revenue	611	566	8%	1%

Reuters product revenues are classified into product families, which are aligned to the Divisions as shown in the table above. Product families map directly to one Division with two exceptions. Reuters Xtra family and Reuters Trader family revenues are attributed either to the Sales & Trading Division or to Research & Asset Management depending on where users are classified.

4) Reuters revenue from continuing operations by geography - three months to 30 September 2005 (unaudited)

	Three months to 30 September		% Change
	2005	2004	Actual	Underlying
	(pound)m	(pound)m
UK and Ireland	96	90	7%	3%
EMEA West	91	92	--	(3%)
EMEA East	145	140	3%	--
Americas	165	149	12%	3%
Asia	114	95	19%	2%

Total Reuters revenue	611	566	8%	1%

5) Reuters quarterly product family statistics (unaudited)

	Three months ended			Underlying percentage change
	September 2005	June 2005	September 2004	Versus June 2005	Versus Sept 2004
		(restated)*
Period end accesses (000s)
3000 Xtra	97	96	83	2%	18%
Dealing	18	18	18	--	(2%)
Other Xtra	2	2	2	(8%)	22%

Reuters Xtra	117	116	103	2%	15%

2000/3000	35	37	50	(5%)	(33%)
Other Trader	73	73	57	(1%)	(5%)

Reuters Trader	108	110	107	(3%)	(18%)

Knowledge & Wealth Manager	128	128	117	--	3%

Total period end accesses	353	354	327	--	--

Access driven revenue ((pound)m)
Reuters Xtra	208	202	183	2%	13%
Reuters Trader	92	81	87	(6%)	(19%)
Knowledge & Wealth Manager	23	20	20	1%	1%

Total access driven revenue	323	303	290	--	2%
Other recurring revenue	251	244	238	(1%)	--

Recurring revenue	574	547	528	--	2%

Average revenue per access ((pound))
Reuters Xtra	595	590	606	--	(3%)
Reuters Trader	281	285	264	(3%)	(1%)
Knowledge & Wealth Manager	60	56	56	2%	(1%)

Total average revenue per access	304	300	294	--	3%

* Q2 Moneyline Telerate accesses have been restated to align access recognition with the methodology used at Reuters

6) Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

o Reuters ability to realise the anticipated benefits of its “Fast Forward” transformation programme or the strategies outlined in its press releases dated 26 July 2005

o unfavourable conditions in financial markets

o the impact of currency and interest rate fluctuations on Reuters Group's reported revenue and earnings

o difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products

o the dependency of Reuters Group on third parties for the provision of certain network and other services

o any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks' ability to accommodate increased traffic

o any significant declines in the valuation of companies in which Reuters has invested

o the impact of significant competition in the financial information and trading communities o changes in the regulatory or competitive environment o adverse governmental action in countries where Reuters conducts activities o the ability of the Group to realise the benefit of acquisitions and disposals o any issues identified with controls over financial reporting in the project to achieve compliance with Sarbanes Oxley Act, section 404

o the impact that evolutionary changes in or interpretations of the new IFRS accounting standards, or changes in accounting for the Reuters Pension Fund, may have on figures previously reported and/or projected

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2004. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

(1) Reuters recurring revenue refers to the sale of subscription products

(2) Usage revenue is principally derived from Reuters transaction products, where revenue is based on trading volumes, and from advertising from Reuters media services such as Reuters.com

(3) Outright revenue is principally derived from the sale of software and hardware solutions

REUTERS GROUP PLC

THIRD QUARTER REVENUE STATEMENT

Thursday, 27 October 2005

LONDON, UK

9.30 call

        Miriam McKay: Ladies and gentlemen, good morning and welcome to Reuters Q3 revenue call. My name is Miriam McKay, Investor Relations here at Reuters, and it is my pleasure to introduce David Grigson, our CFO and Tom Glocer, CEO. We will start with David taking you through the Q3 numbers, followed by Tom, who will talk about some of the other business highlights this quarter.

        Before we start, I would like to remind you that some of our comments today include forward looking statements, and that the risk factors section of our Annual Report and also the press release put out today describe certain important factors which could cause our actual results to differ materially from those in our forward looking statements today. Copies of these documents can be obtained from our Corporate Communications Offices in London and New York.

        So, with the formalities over, over to you, David.

        David Grigson: Thank you very much, Miriam, and good morning, everyone. I shall start by talking through the key financial headlines from our Q3 revenue statement, then briefly go into what we saw in each of our business divisions, before finally updating you on our buyback programme and then on guidance.

        The main message this quarter is that, as expected, we are maintaining the momentum we have seen so far this year. Our Q3 revenues of £611 million were up 8% and up 1% on an underlying basis once we adjust for currency and the impact of acquisitions, the largest of which is, of course, Telerate. Q3 underlying recurring revenue was up 1.5% compared to 2004, consistent with our overall second half guidance of growth in underlying recurring revenue of between 1% and 2%. Encouragingly, and helped by a particularly strong performance in the UK in Q3, we are now seeing recurring revenue growth in our European region to go alongside that already achieved in the Americas and in Asia.

        Our average net sales were again positive this quarter, continuing the pattern seen throughout 2005 with particularly strong performances in the Americas, in Asia and in the UK. We have also been encouraged by the performance of Telerate. The integration here is proceeding well. Revenue retention is better than expected at this point and the business remains firmly on track to be accretive to our operating margins in 2007 once the integration is complete.

        Before getting into the divisions, let me just cover off accesses and pricing. In overall terms, our user access numbers were down very slightly, reflecting some attrition in Telerate, although this was less than expected. Elsewhere in Reuters, the number of installed positions remained broadly stable.

        On pricing we continue to see many of the same trends as in previous periods, with year-on-year underlying ARPA up 3% overall. This reflects a modest price increase from earlier this year, as well as the beneficial mix effects that you are aware of and have seen previously.

        Taking each of the divisions in turn, let me start with Sales & Trading where revenue, which accounts for 67% of the total, was £409 million, up 1% on an underlying basis, which compares to a 2% decline in the first half. This growth was largely driven by favourable headcount trends, particularly in our larger investment banking customers. Consequently, there was a strong growth in our 3000 Xtra revenues compared to Q3 last year, up £25 million or 19% on an underlying basis. Over the last 12 months we have added nearly 15,000 3000Xtra accesses, driven by upgrades from legacy 2000/3000 offerings and new growth from successful sales and displacement campaigns.

        Sales & Trading usage revenues of £20 million are up 12% year-on-year on an underlying basis, driven by good growth in spot volumes on the back of active foreign exchange markets and the continued customer adoption of other transactions-based products such as Reuters Electronic Trading and Reuters Order Routing for Equities.

        Moving on to Research & Asset Management, revenue in this division, which is almost entirely recurring, was £68 million, which is flat on an underlying basis. A good performance in the Knowledge family of products was offset by weakness amongst legacy Wealth Management products. Over 700 new Knowledge accesses were added in Q3, an 8% growth in just one quarter, and we are making particularly good headway with Reuters Knowledge for Corporates, with wins at companies such as Cisco, Volvo, Ericsson and Nokia. Meanwhile, growth in Reuters Wealth Manager, and a recent sales win of 220 positions at ING, was overshadowed by declines in Reuters Market Monitor following our decision not to chase unprofitable domestic revenue.

        Revenue in the Enterprise division was down 3% on an underlying basis to £95 million. However, this masks 3% underlying growth in recurring revenue, more than offset by lower outright revenue.

        Our Enterprise division, as you know, is split into three product groupings. We showed good growth in our Enterprise Information products, up 8% year-on-year, driven by strong demand for real-time information such as datafeeds to power trading applications and also for historical reference and pricing data products such as Datascope.

        We continue to see revenue declines from our Information Management Systems, down 8% year-on-year, reflecting the fact that the RMDS upgrade programme at our larger customers is nearing completion and that some of our smaller customers have moved to more terminal-based solutions.

        The third product grouping in Enterprise is Trade & Risk Management. Here, underlying revenue fell 22% year-on-year. Over the course of this year we have focused our sales effort on larger deals and on Tier 1 banks and, as a consequence, we have seen a lengthening of both the sales cycle and the time it takes to install. This fully explains the revenue decline so far this year but the success of our efforts is reflected in an 8% increase in sales this year and a strong pipeline of sales yet to be installed, which supports our expectations of a good fourth quarter and improving trends into 2006.

        Finally, in our Media division, revenue was £39 million, up 12% at underlying rates compared to the same period last year. Recurring revenue growth of 7% year-on-year has come mainly from our News Agency, where TV revenues have benefited from rate increases and new business wins. Meanwhile, usage revenue is up 64% year-on-year, driven by growth in advertising revenues within our direct-to-consumer business and greater demand for coverage of major news events.

        Shifting tack slightly for a moment, I thought it worth giving you an update on where we have reached in our £1 billion share buyback programme, which we expect to take two years to complete. In the two months between our interim announcement in July and the start of the close period ahead of this trading update, we have returned £64 million, having repurchased just over 17 million shares at an average price of £3.73. We anticipate maintaining the pace of this buyback through the fourth quarter but would expect to step up the pace of cash returns somewhat, once the Instinet disposal is completed. On this subject, Instinet’s latest public statement indicated that completion is expected this quarter, subject to customary completion conditions including regulatory approvals.

        Against the backdrop of a quarter of positive momentum, which traded very much in line with our expectations, I just want to reconfirm the guidance we issued back in July that for the second half of 2005 we expect underlying recurring revenue to grow between 1-2%. The reason why we have not taken the opportunity to narrow this guidance is because fourth quarter recurring revenue, as you have seen in previous years, can be impacted by one-off factors. Last year, this had a positive effect of almost 1% in the quarter and it is too early to predict what the effect will be this year.

        Let me just add that, as we have already given longer term guidance in July, including revenue projections for our Core Plus initiatives, we do not plan to issue the short trading update that you have previously seen from us in January. Instead, we shall update on our progress and on our prospects at our prelims in February. With that, I will hand over to Tom.

        Tom Glocer: Thank you, David. I would like to talk about two things this morning, each of which is key to delivering the top line growth in 2006 and beyond to which we are committed.

        First, I want to update you on the good progress that we continue to make in the core business and, secondly, I want to focus on the early successes we have had with Core Plus – putting strategy into action.

        Let us start with the core. The keys here for us are continual product improvement, enhanced customer service and cost efficiency. Since this is just a revenue statement, I shall not say much about costs other than that we remain well on track to deliver our Fast Forward targets.

        Let me instead focus on the product improvements we have delivered in the third quarter. We have just launched the 5.0 version of our flagship 3000 Xtra product. This new version addresses three key issues identified by our customers as sales obstacles.

        First, ease of use and finding the excellent data that we already possess. Version 5.0 introduces a new internet-like search function and navigation by job function that makes Xtra much easier to use.

        Secondly, charting. Version 5.0 offers the best charting and technical analysis available in any product from any vendor. This is the result of a multi-year effort under Fast Forward to combine all of Reuters graphics capabilities into a single package for use across the product line.

        Thirdly, content. To date in 2005, we have made about 280 specific content enhancements, including bringing the exclusive fixed income content formerly available only on Telerate to Xtra users. Reuters now has the single best source of US Treasury data (from BrokerTec) as well as industry-standard reference and fixing rates such as the former pages 500 and 19901 from Telerate. Finally, we shall soon be adding the five million plus macroeconomic data points we are acquiring via EcoWin.

        There are other significant improvements across the Reuters product line, including performant versions of Reuters Trader and Wealth Manager, and Reuters Datafeed Direct, but let me highlight the new version 2.1 of Reuters Knowledge that was released during the quarter. This new version brings an expanded content set, including far more European and Asian data and global credit coverage. It also introduces a new content set we call Reuters Global Filings, which includes annual reports, quarterlies and other filings covering around 80 countries as well as equity and bond prospectuses going back to 1993. The goal here is to provide users with greater insight and an easy way to confirm any fundamental data element by navigating back to the underlying source document.

        Just to remain with product launches for another moment, in Q4 we plan to launch a significant new version of Reuters Messaging. Without much fuss or noise, we have already built the community of active messaging users to over 50,000 and usage has also been accelerating. The most important features of the new version, also called 5.0, will be safe interoperability with AOL and MSN, as well as extensive chat-room functionality. Although great features, these are not toys, as the benefits they offer will enable us to bring on board important new communities.

        So now turning to our Core Plus strategy. Back in July we set out the framework for our plans for growth, and I am glad to report we are wasting no time in putting these plans into action.

        In Transactions, Reuters multi-asset trading products are starting to gain traction. Reuters Trading for Fixed Income now has eight price makers and 400 end users on the service, with 15,000 tradeable prices across issues from 30 countries. This week we also announced that two of the five biggest FX banks – Barclays Capital and Deutsche Bank – have joined Reuters Trading for Foreign Exchange, which now has six price makers and about 150 price takers on the service. While it is still early days in the development of these products, we are encouraged by parallels that can be drawn with the recent rapid take-off in usage of another FX product, Reuters Electronic Trading, which has seen the number of completed transactions grow ten-fold year on year.

        We are also seeing good progress in our commodities and equities trading capabilities. Here our offering focuses primarily on order routing, and from a standing start our commodities service has already been purchased by 15 major trading firms, linking over 150 users to 11 leading brokers and four exchanges. No other single system offers this breadth and depth across European Commodities and Energy markets. Away from the trading floor, our secure trade confirmation system continues to gain support from banks and brokers seeking to implement an integrated solution rather than a multiplicity of individual unconnected platforms. IAP has gone live on the platform and we have recently signed deals with RP Martin, Calyon and Lehman Brothers to implement this new service.

        Our second initiative under the growth strategy, high-value content, has also got off to a rapid start. Earlier this month we announced an agreement to purchase EcoWin, which complements and strengths our existing company and financial content while expanding our addressable market.

        We have also started to draw upon our editorial resources to host industry-focused summits from which we have been able to produce a package of exclusive stories. For example, insight gained from our Hedge Fund and Private Equity Summit in New York in early September and our Corporate Finance Summit held in London two weeks ago, allowed us to break a number of exclusive stories, including potential targets of M&A activity.

        Our third initiative, the new Enterprise approach, is expected to be the largest single contributor to new growth in 2006. As many of you may have seen from the trade press, we have already started marketing complete solutions for activities such as Algorithmic Trading. This is a carefully integrated package of new and existing Reuters products brought together to address specific client needs. In addition, Reuters Tick History, a ten year database of tick by tick data, is attracting significant attention in its own right.

        Finally, we have also begun to make progress in new markets. Focusing on emerging markets, we have made particular headway in China. In October, Reuters became the first foreign company to launch a comprehensive range of benchmark reference rates on China’s bond market. This represents innovation in an asset class in which Reuters was not before known for its strength. We are also in pole position in the development of China’s foreign exchange market. Our electronic trading technology has enabled the China Foreign Exchange Trade System (CFETS) to launch an electronic FX portal supporting the trading of eight foreign currency pairs. Finally, in Media, in July we launched the Chinese language web site www.reuters.com.cn and began providing branded English language inserts for China Central Television (CCTV).

        In Latin America, we will launch Fixed Income Trading for Brazil and Mexico in early 2006 and plans are in place to expand our LatAm bond activities to other countries, including Argentina, Chile and Colombia. Meanwhile, we have just agreed partnerships with American Express and Universal On Line – a major regional ISP – whereby they will promote Reuters Trader for Latin America – a regional variant of the Reuters Trader product – to their corporate accounts across Brazil. This creates a new sales channel in an important growing market.

        Our New Markets initiative also includes a focus on new asset classes, such as emissions, property and weather derivatives. Small focused teams at Reuters are hard at work on plan in these and other areas, as we lay the foundations for longer term sustainable growth.

        In July, we laid out our plans to reach for growth in the core and in adjacent markets. Today, we are confirming our belief in the achievability of those targets and I hope I have been able to give you some feel for our confidence as we translate strategy into action.

        Now I will hand back to Miriam, so we can begin taking your questions.

        Rogan Angelini Hurl (Citigroup): Good morning, everyone. I will attempt not to let this drift on too much. Three questions: firstly on underlying recurring revenues. David, I take your point that you have these ‘funnies’ in the fourth quarter. But leaving aside those ‘funnies’, is there any reason to believe that we should not see a continued acceleration in the growth rates? And if that is the case, the bottom end of your guidance of 1% to 2%, which implies that the fourth quarter will be 0.5%, seems possibly a bit miserly. Could you comment on that?

        The second question – I know this is a revenue statement – but Tom, you seem to have a lot going on at Core Plus. Are you finding it easy to spend the money you have set aside for your incremental revenue growth? Or are we just bang on track for that?

        Finally, just to confirm, I think David said in terms of the Instinet sale proceeds, when you get them, that you will return them in the form of a share buyback? At the Interims, you seemed to leave it open that it might be a share buyback, it might be a special dividend. Are you saying that it will definitely be a share buyback?

        David Grigson: Shall I deal with questions 1 and 3, and leave Tom to pick up on the middle one? Q4: you use the word ‘funnies’. I am not sure that I would necessarily use that word but we have said in the past that Q4 does have some element of adjustability, maybe for some kind of catch-ups around billing – always quite difficult to predict, both the scale and the size of that. Last year we saw about an additional £4 or £5 million of such things, even above the number we had seen in previous years. So these numbers can be reasonably large and therefore have a reasonably large effect on the actual reported recurring revenue in the quarter. On the whole, we would expect them to be positive; we certainly have not experienced any negative impact, but clearly the comparables are really the tough issue here. So I can see that, to be at the 1% end of the range, we would need to see a complete reversal of previous trends around these ‘funnies’ and that is quite unlikely.

        The key point is that, in the end, what we report in this context does not have too much impact on the run rate into 2006. The real issue is what our sales are going to look like through the fourth quarter, what we feel about the ‘stickability’ of the price increases that we are putting in place today into 2006. Those are the material factors in the context of 2006 and the fourth quarter number is arithmetically impacted by these things. The momentum remains good. Our third quarter sales numbers improved over the second quarter. We saw positive sales across all four divisions in the quarter. We saw positive sales in the Americas and Asia and we are very close to seeing positive sales in Europe this quarter. Generally speaking, therefore, momentum remains good and that is the key takeaway from this. A little less focus and attention to the actual reported number in this context is probably helpful.

        On the buyback, the answer is that we are going to leave our options open in all respects. But we said in July that we expected this buyback to take two years, which implies that it will be on an ongoing basis once we receive the Instinet proceeds, and that is the basis on which you should assume. But we will continue to leave our options open to consider other ways to get the money returned to shareholders, entirely dependent on the circumstances that exist at the time.

        Tom Glocer: On the cost question, Rogan, my big takeaway is that I am impressed with the growing maturity of the organisation in the following way. We are towards the end of our budget process for 2006 and what is important for me is that we keep the focus on efficiency and cost-effectiveness in the core business without strangling off important funding needed for the new things. That is what we see coming through. People are spending the money, recognising now that they will be held accountable to produce the revenues forecast from those investments. We are being able to do that while still maintaining a cost focus in other areas of the company, which, at least in prior years, would have objected more violently to a disparate treatment between two parts.

        Guy Lamming (Cazenove): I have two questions. The first is that the investment banks are making a lot of money at the moment, so are you seeing a step change or a significant impact on that high level of profitability coming through in the orders, particularly with reference to the budgeting period which I understand was September/early October? Secondly, on the pensions, I see you have taken £100 million-odd onto the balance sheet, presumably that is a change of accounting treatment of something which you previously knew about and therefore, it should not impact, or will it impact your ability to do the buyback in any way?

        Tom Glocer: Guy, let me take the first one. On the investment banking bullishness, we are seeing some of that feed through. As you have rightly suggested, the budgeting period is coming to an end at our clients. The US banks have all released third quarter and a hell of a good third quarter it was. Most of our European clients have not yet, so if you look at our sales on a regional level, you will see a very good performance in the UK, good growth in the US and in Asia, consistent with the strength. But not all of the growth in investment banking naturally flows through to Reuters. For example, corporate finance departments (which were devastated during the recession) — as people add more bankers chasing M&A deals or IPOs, that does not really translate directly into 3000 Xtra positions for us. So bottom line, yes, some specific effect; yes, some good overall effect in that the environment into which we are selling is more benign, but I would not look for a one-to-one match. Would that our earnings followed Goldman Sachs on a one-to-one basis!

        David Grigson: Guy, on the pension issue, you are right in your assumption that we took into account the possibility that we would make this choice at some future point, particularly with the backdrop of the way pensions legislation is forming, in determining both the size and the timing of the buyback. Therefore, it does not make any difference to that previously stated intention.

        Giasone Salati (Credit Suisse): I have two questions. The first is, again, on recurring revenues. The quarter-on-quarter improvement rate seems to be slowing in 2005. It was about 200 basis points in 2004 and now much lower, perhaps only 100 basis points going forward, according to guidance. I wonder, is it because when the improvement in revenues was coming from lower net cancellations, the impact on revenues is more direct compared to when the improvement in revenues is coming from more net additions, more net sales, in which case perhaps the impact is delayed and, if so, by how much – one, three or six months?

        My second question is on new product launches. Could you wrap that up in terms of new additions you are making, new versions of 3000 Xtra and so on? How much of a price increase would you expect to be the result of that? As a consequence, what is your expectation for price increases across the board next year, coming from 2–3% in 2005?

        David Grigson: You are right. At a time when cancellations are exceeding new sales, the speed at which a cancellation converts into revenue loss is faster than the speed at which a new sale converts into revenue gain. That is simply because of the way that the contracts are written, and the fact that people can submit their cancellations and we then see the revenue fall out really quite quickly.

        When it comes to new sales, there is clearly an installation lag and we have seen that come through this year in a build-up of our pendings – i.e., the sales that we have made which are not yet installed. This is simply a factor of the way those things work. That clearly has had an impact on what appears to be a slowing momentum, if you take the quarter-on-quarter movement. Over time, that will smooth itself out, because as long as we continue to grow, then that factor will start to be pushed back into purely just affecting the transition period from decline to growth, because we will be picking up the revenue benefit from previous sales at the same time as we are adding new sales, which are not yet installed. Over time, that should iron itself out.

        The other factor which tends to have an impact here is pricing which, this year, made a modest improvement through the first quarter and into the first half, and continues. Next year, we would obviously expect – which leads on to the second part of your question – to see that level of price increase both at a higher level and certainly with a higher probability of sticking as well.

Tom, would you like to add anything?

        Tom Glocer: Just to be a little more specific on the numbers, in fact what finally stuck from last year into this year is probably just under 2% in terms of the effect of pricing. Into next year, we would expect to see that at 2% or higher, in part for the reasons that you mentioned. We have important new versions of our products – 3000 Xtra in particular. In Reuters Knowledge, we are now onto a very healthy quarterly release schedule, with four releases a year, and a new and important release of Reuters Trader coming up in a couple of weeks – the 2.0 version – and also a lot of the new content that we are adding. So, having Telerate content available through Xtra, and with EcoWin coming in as well, we have already sent out our price increases. Typically, on Xtra the price increase was above the rate of inflation and, when all is said and done, we think that a little over 2% of that will stick.

        Polo Tang (UBS): I just have a couple of quick questions. On the call just now, you sounded very upbeat about your new products that come out as part of the new Core Plus strategy, so is there scope for Reuters to deliver more than the £25 million of new revenues promised in 2006 as part of Core Plus.

        The second question: there is a lot of talk in the market at the moment about Bloomberg being up for sale. If it was sold, would this concern you? If you take a hypothetical example of Thomson Corp or Microsoft buying Bloomberg, what would this do to the competitive dynamics?

        Tom Glocer: Being the old M&A lawyer, I like that question so I will start with the second one. Thomson buying Bloomberg does not bother me particularly. In fact, from a market structure point of view it is probably good for us because you go from two-and-a-quarter competitors in the market down to two. In terms of Microsoft, firstly I am still not sure I see the strategic logic, whether Bloomberg is big enough to make much of a dent in Microsoft’s needed growth. Secondly, over the years Microsoft has tended not to focus much on content, or has not been that successful when it has. However, that is a name that is out there, and there are some others. My guess is it might very well go to private equity, if it went at all.

        In terms of the things we can control a little better, new products, most of the highlights I mentioned in the quarter was early work we were doing on the Transaction products, which make up less of the first year gain in new revenue under Core Plus. Most of that is coming on the Enterprise side. We certainly do not have a cap on permissible revenue growth at one per cent. Whether we exceed it or not is a function in part on how much uptake there will be on products like the new Tick History. The conversations we are having are very good; we may even see some signings coming in in the fourth quarter on that, but it is too early for me to predict. I would like to get at least halfway there before I raise it, and we are not there.

        Paul Gooden (ABN): Two questions, if I may. The first is on net contract sales in Q3. Could you help us understand how the trajectory of that line is moving? I know you don’t like to obsess too much on month-by-month movements, but perhaps give us a sense: will Q3 double Q2 or be materially better? My second question is on Western Europe, which appears to be the only area of significant weakness at the moment. Are you seeing anything to make you any more optimistic on the outlook for that area, and which geographies in particular are under-performing?

        Tom Glocer: Let me take the first one. I don’t have a problem. If we were publishing that famous chart with our sales performance and net recurring revenue coming in behind it, you would see the first quarter has picked up on the second quarter, but the second quarter dipped a little on the first. What it would show is that the third quarter was pretty well exactly where the first quarter was, which was quite a strong quarter for us and we showed the recurring revenue line coming up behind that into this 1.5% revenue growth we have reported. In that sense, a maintaining of the momentum are the words we have used and that feels right to us.

        Western Europe has shown some improvement in sales. Eastern Europe is showing revenue growth in this quarter, which is good news, which means that Western Europe is the only part of the business that is still a little behind. It always was lagging Eastern Europe a little. Eastern Europe picked up a lot of the emerging market opportunities for us. Western Europe tends to be more concentrated around France and Italy where things are a little more sluggish, but the momentum remains positive and there is nothing that is going on that looks like it is going to hold us back for anything other than the length of time it takes to bring it up to positive territory.

        Chris Collett (Goldman Sachs): I have three questions. First, within Enterprise: looking at market data systems, they are still declining as you had said they would. I just wonder when you expect that decline in market data systems to stop, and potentially reverse, especially in light of your comment about the RMDS upgrade cycle now being over. What will really drive that business?

        Secondly, on Research & Asset Management, the underlying growth there was flat this quarter. It had been starting to grow quite nicely in previous quarters, so I wonder what is happening there?

        Thirdly, I have more of a general question about attacking the fixed income market. You mentioned about some of the great benchmark data that you have from Telerate, combining that with some of your existing Reuters fixed income data, and also combining that with Reuters Trading for Fixed Income would look like a pretty good package to attack the fixed income market. Are there any signs of that so far to which you can point, or is it too early?

        Tom Glocer: Let me start with your third question, in part to give David a little time to look at the data on R&A and Enterprise. It is a good story coming together on fixed income. We must also recognise that it is quite a product specific area, so Reuters has a good story in converts; not a particularly good story yet in, say, US asset-backed or mortgage. Areas where we have seen it coming together nicely are, for example, in Asia, and I happen to have just returned from Japan, so I have done a review of it. We have seen very good growth of Xtra into the credit end of the fixed income market in Asia, and Telerate itself always had a good position in Asia and we are building on the back of it. Once we get RTFI out to Asia, we believe we shall have a very good story there. Similarly, Latin America, which is early in the launch plans for next year, should have a good fixed income story. I would not wait for us to be kings of the US muni market yet, but in selected areas I believe we can be very competitive.

        Hitting your first question on Enterprise, my sense of it is that we shall continue to see a roll-off of old MDS systems through or well into next year, and that is specifically people who had bought previous Triarch versions who no longer need it because, if they are only taking a Reuters product they can do that on a more lightweight platform. The people who really need RMDS are those who are doing more integration and running more of their own applications. Therefore, there are probably something like nine months left to run on that.

        David Grigson: That is consistent with what we have been saying previously on that part of the Enterprise business. Within Asset Management, Chris, nothing really has changed. It is a little quarter-by-quarter variation and small swings in the underlying trend. Our Reuters Knowledge revenues are up year-on-year, third quarter versus similar quarter last year was up 10%, and that is good healthy growth – we have talked about the number of accesses there. In this particular quarter, the Wealth Management part of this business, which is about three times as large in absolute revenue terms, slipped a little further and faster, there were one or two one-off things. However, we are talking here about £1 million which can swing it from negative to positive, so I would not read too much into R&AM going flat this quarter. The underlying trends are generally strong, with Reuters Knowledge pushing ahead, and I think it will be described certainly as part of the growth strategy. Previously, we had some challenges in the Wealth Management space which we are addressing, which is, in part, taking unprofitable revenues out of the mix, and we have seen some of that in things like Reuters Market Monitor and Reuters Portfolio Management Systems particularly this quarter. The real challenge there is a kind of cost efficiency and margin challenge, to help Research & Asset Management move back to profitability over time. So we are not too concerned about the revenue loss, particularly if it helps us to address some of the other issues.

        Chris Collett: Thank you very much. Could I just follow up on question one and what Tom was saying? You talked about some of the opportunities in Asia and Latin America, which is great in fairly small markets. Is there anything that you can do to attack some of the bigger fixed income markets, or would you see some of your competitors, like a TradeWeb or Bloomberg, just being too entrenched in those markets?

        Tom Glocer: In Europe, the answer is yes, we very much can – which was the first launch of RTFI. I know of 25 to 50 specific examples of users who have taken 3000 Xtra to get onto RTFI, to be a price taker. As that system continues to add liquidity, I think we will see growth there. The short answer is yes: Germany, France and Italy are markets where we can certainly penetrate much further than we have, and this is not just an emerging markets story.

        Colin Tennant (Lehman Brothers): I have a couple of questions. Just coming back to the point about the price increase, you mentioned that it might be 2%-plus. Given that the net sales are up, and I guess access numbers seem to be flat for the moment but net sales are up, it sounds as though, for your 2–4% range for next year, if you do more than 2% of that just on price, then we should probably be thinking more towards the top half of that range than the bottom half. Am I thinking in the right direction there?

        Coming back to net sales, David mentioned that the chart would show us back to Q1 levels in Q3. Is that including Telerate? I guess that Telerate has been off a little bit, which would imply that Q3 might even have been up a little.

        David Grigson: Let me clarify – I should have done so before – that that is excluding Telerate. Here, we have tried to focus on the net sales that delivers the recurring revenue guidance or, if you like, underpins the recurring the revenue guidance. If we put Telerate – in which, clearly, we have seen some attrition, exactly as we expected, although actually not to the level that we expected – then we would have seen a dip in that sales number. For this purpose, however, to talk about the sales that underpin the recurring revenue guidance which, of course, exclude Telerate, is a more consistent and useful way to look at this.

        Tom Glocer: To answer Colin’s first part, it depends a little. Where I would not rush into yet would be to take the high end of the 2–4% range and then add another point or, if you follow Polo, a little more than a point in, or plus. If you ask me how I feel about the base business getting into the 2–4% range then, for the very reasons you discussed, I am feeling pretty good, here in October. However, what I would rather do would be to come back with David and let us address this more specifically in February, when we will have the all-important entry rate into the year and January sales behind us.

        Mark Braley (Deutsche Bank): My first question concerns the fact that you are dropping the January trading update. Is it fair for us to interpret that as meaning that you are pretty comfortable at this stage that the December cancellations are not likely to be exceptional, and that head counts at the places we all work at are now reasonably stable and predictable? That is my first question.

        My second question relates to EcoWin. It seems that this is the same kind of pattern as we have seen with some of the previous content acquisitions – you buy the asset and, at least for your top tier customers, you just basically give them the data for free. That is part of the excuse for pushing through the price increase, which is the Bloomberg model where you give people more content, whether or not they want it, and you put through a big price increase. How far down that Bloomberg structure do you think you can go?

        Finally, could you clarify on the price increases? You talk in the statement about the impact of price increases beginning to come through. You also said that the average stick on the price increase this year was about 2%. Are you saying that, within the third quarter, you have 2% benefit? Or is there more of that still to work through in the fourth quarter?

         David Grigson: To your first point, Mark, I think that clearly, a more benign market backdrop does help us smooth our way through the guidance, rather than jumping in and out of every quarterly sales number. So it is partly that, but more importantly, we are trying just to stretch the horizon a bit here – stretch the horizon both as we did in July, when we gave some reasonably clear guidelines and expectations as to our ambitions in 2006 and throughout to 2008, in terms of the incremental growth we can build and on what sort of basic assumption about the market growth we should be building that on. So, consistent with just pushing the guidance out, we would like to shift the attention away from the quarter by quarter movements, in part for the reasons I have given for Q4. It requires a lot of explanation about one-off things which sometimes rather get in the way. That is part of the logic, or perhaps the most important reason, but it also helps that the market conditions are benign, so we should not expect any dramatic news to come out of our Q4 sales numbers.

        Picking up on the last one, if I understood the question correctly, the price increase went in in the first three months of the year. In some geographies, particularly in Asia and Japan, it does not actually become effective until the second quarter. So by now we should expect the price increase to be reflected fully in our revenue numbers. It does not get picked up in the sales numbers. The sales numbers reported are the shift in the volume of activity, quarter to quarter, as opposed to the price increase, because we simply report cancellations and new sales of our products. Revenue growth, therefore, is a combination of the price increase and how much of it sticks and the volume movements that take place through the year. The sales numbers tend to pick up on the latter; the price increase is something we refer to in our ARPA numbers and through our predictions as to what the effect will be on our revenues.

        Mark Braley: Just to clarify then: the 1.5% underlying recurring revenue increase, year on year, is basically all, and perhaps slightly more, accounted for through the price increase. Then everything else – mix, number of accesses etc – adds up to zero or fractionally negative?

        David Grigson: Probably slightly the other way: the price increase is most of the 1.5% in terms of what actually stuck, by the time you factor in the discounting that took place a little bit as a consequence, particularly at the time the price increase went in. The dollar was very weak and therefore, we had a fair amount of push back, particularly from our European customers, which we would naturally not expect so much of next year as well. So it is a little bit the other way around: the price increase is the biggest single factor contributing to the 1.5% but the other factors are probably slightly net positive in their contribution to it.

        Tom Glocer: Now, I will try to tackle EcoWin as a specific and as a general pattern of ‘how do we get feedback for content acquisitions?'. The good news here is that we have a couple of arrows in the quiver. One is, yes, with respect to 100,000 or so 3000 Xtra users, in general the strategy is to include more and more content, improve customer satisfaction, and that will make it easier to put the price up modestly, by inflation or a little more. However, there are historically a number of Xtra users who are below list for various reasons. What we have been doing with Telerate and what we expect to do with EcoWin is use their interest in that data – often, for instance, substituting data from Thomson – to pull them up. So we will turn on the EcoWin data to you but we want you to come up to list price and you save money because you can now cancel a Thomson product. Then finally, because of the segmented product line, there are other users, whether it is in the Reuters Knowledge universe, or even people on Reuters Trader, for whom we would sell EcoWin either as a stand-alone or as a bolt-on at an additional price. So we have some flexibility to recover in a number of ways.

        Mark Braley: One more, if I may? You have said that Enterprise is the biggest contributor to Core Plus next year. Should we be concerned about closing the sales cycle on some of those new things? And should we be concerned about the delivery of new products coming in on time? Because historically, the biggest area of volatility in your business has been around outright sales and sales cycles lengthening unexpectedly. Is the Core Plus Enterprise business subject to those same issues?

        Tom Glocer: The sales cycle is something I watch and on the bigger deals try and get involved and help on. I am not concerned at this point. There is good interest in things like the ten year Tick History, which is out there with clients now, and there do not seem to be any development or other hits to that. Those are mostly sold on a subscription basis so you tend not to have the obstacle. Where we have seen in the Enterprise business a fairly long sales cycle is we are considering rolling out, say, Kondor+ to all our branch offices, this is a major architectural decision and it is a purchase decision that has a five to ten year typical lifespan in the bank. They do not want to get it wrong, they hire outside consultants, et cetera. If it is an issue of, should we pay another couple of hundred thousand pounds to Reuters for this data, it tends to have a shorter cycle, so I am not particularly worried.

        Patrick Wellington (Morgan Stanley): I have three questions. Firstly, can you give us an update on the progress of Reuters Trader, which still seems to be going quite slowly? Secondly, generically do you think the price increases are a little disappointing? If you are collecting sub-inflation for a vastly improved and full across-the-range product line, which does not seem particularly satisfactory, given the price increases Bloomberg is managing to push through. Thirdly, on outright sales you talk about not quite making up the full year number last year. Do you think you will match the 40 million of the fourth quarter last year?

        Tom Glocer: Let me tackle the first two, and David will decide how forthcoming the firm will be on the third question. If this is my last chance, I want to note in passing how remarkably unsuccessful Miriam has been in getting people to limit their multi-part questions, but I don’t mind at all! Reuters Trader: I am on record on a quarterly basis in saying I have been disappointed how late it was and disappointed how there were quality issues early on. The product is good now. We have about 7000 units out there in the new elements of the Trader family as opposed to old 2000 and 3000. We have been adding units. I am focused on the 2.0 version and customer reaction to that, and frankly so is our salesforce. It is hard, when you are late with a product, to get a great deal of enthusiasm going. Once that starts, it will be fine.

        In terms of price increase, to me the disappointment is not with the level of increase itself, so let us look at Xtra. On average we are pushing up the price of Xtra something like a point over inflation, maybe 3.5 to 4.0%. That is quite reasonable, given the additional quality we have added there. The issue on price on what we ultimately yield is how much of the legacy product line is there, how many different products are still there, which is one reason why it was always important to start getting down from 1300 products towards 50 – and by the way we are somewhere in the 300s right now. And the commercial model issues that say there are a number of clients, if you have just done an Enterprise deal with us we cannot push up your price, say, in the first year. The Bloomberg simplicity has more to do with a single price and a single product and their commercial policy than the quality of the product at this point.

        Patrick Wellington: To what percentage of your customer base, roughly, can you raise the price annually? How much is extracted from an annual price negotiation in those Enterprise deals?

        Tom Glocer: I honestly do not know that answer but it is important. I will try and find out for me first, and then, if David lets me, I will share it with you.

        David Grigson: Patrick, finally to the fourth quarter outright number, I am not going to be drawn on committing to it, partly because the very nature of outright is that it tends to be somewhat back-end loaded and therefore quite hard to be absolutely certain. However, I can say the pipeline supports a number roughly at the equivalent of last year, and that is consistent with what we have been saying about our sales performance and our pipeline. Whether every bone of that falls into this year, whether some of it splits into next year, that is a difficult thing to predict and I am not going to be drawn on making a judgment at this point as to which side of the year-end some of this falls.

[Ends]

Reuters

Q3 Results

3pm call

27 October 2005

        Steve Trowbridge: I am from Investor Relations. Good morning to those of you in the US, and good afternoon to those of you in Europe. Welcome to our afternoon Q3 results conference call. It is my pleasure to introduce David Grigson, our CFO, who will take you through the numbers, and then discuss additional progress we have made this quarter.

        I should also point out that we had another call earlier today, and the transcript if not already, will be up very soon on the website. That is www.about.reuters.com/investors.

        Before we start, I would like to remind you that there are comments that we will make today which include forward-looking statements, and the risk factors of our Annual Report, and also the press release that we put out today describes certain important factors which could cause our actual results to differ materially from those in our forward-looking statements.

        You can get copies of these documents from our Corporate Communication offices in London and New York. With those formalities over, let me hand over to David Grigson.

        David Grigson: Thank you very much. Good morning to everyone in the US. I am going to start by talking through the key financial headlines from our Q3 revenue statement this morning, and then briefly cover some business highlights from the quarter, before finally covering an update of our share buyback programme and then moving on to guidance.

        The main message this quarter is that as expected, we are maintaining the momentum we have seen so far this year. Actual Q3 revenues of £611 million were up 8% and up 1% on an underlying basis once we adjust for currency and the impact of acquisitions, the largest of which, of course, was Telerate.

        Q3 underlying recurring revenue was up 1.5% compared to 2004, consistent with the overall second half guidance of growth of underlying revenue of between 1 and 2%.

        Our average net sales were again positive this quarter, continuing the pattern seen throughout 2005, and we had a particularly strong performance in the Americas and in Asia and in the UK.

        We have also been encouraged by the performance of Telerate. The integration here is proceeding well. Revenue retention is better than expected at this point, and the business remains firmly on track to be accretive to operating margins in 2007 once the integration is complete.

        Turning to the progress we continue to make in the core business, in the third quarter we have delivered a number of key product improvements. We have just launched the 5.0 version of our flagship 3000 Xtra product, which introduces a new internet-like search function and charging tools. We have also made 280 specific content-enhancements so far this year, and we will soon be adding the five million-plus macroeconomic data points we are acquiring from EcoWin.

        There are other significant improvements across the Reuters product line. With new versions of Reuters Trader and Reuters Wealth Manager, a new release of Reuters Knowledge, and the launch of Reuters Datafeed Direct.

        Turning to our CorePlus strategy, back in July we set out our framework for our plans for growth, and we have wasted no time in putting our plans into action.

        In Transactions, Reuters’ multi-asset trading products are starting to gain traction. Reuters Trading for Fixed Income now has eight price makers and 400 end users on the service, with 15,000 tradeable prices across issues from 30 countries. This week we also announced that two of the five biggest FX banks – Barclays Capital and Deutsche Bank – have joined Reuters Trading for Foreign Exchange, which now has six price makers and about 150 price takers on this service.

        Whilst it is still early days in the development of these products, we are encouraged by parallels that can be drawn with the recent rapid take up in usage of another FX product, Reuters Electronic Trading, which has seen the number of completed transactions grow ten-fold year on year.

        We are also seeing good progress in our commodities and equities trading capabilities. Here our offering focuses primarily on order routing, and from a standing start our commodities service has already been purchased by 15 major trading firms, linking over 150 users to 11 leading brokers and four exchanges. No other single system offers this breadth and depth across European commodities and energy markets.

        Away from the trading floor, our secure trade confirmation system continues to gain support from banks and brokers seeking to implement an integrated solution rather than a multiplicity of individual unconnected platforms. ICAP has gone live on the platform and we have recently signed deals with RP Martin, Calyon and Lehman Brothers to implement this new service.

        Our second initiative, which is high-value content, has also got off to a rapid start. As well as the purchase of EcoWin, we have started to drawn upon our editorial resources to host industry focused summits from which we have been able to product a package of exclusive stories. For example, insight gained from our Hedge Fund and Private Equity Summit in New York in early September and our Corporate Finance Summit held in London two weeks ago, allowed us to break a number of exclusive stories, including potential targets of M&A activity.

        Our third initiative, the new Enterprise approach, is expected to be the largest single contributor to growth in 2006. As you may have seen from the trade press recently, we have already started marketing complete solutions for activities such as Algorithmic Trading. This is a carefully integrated package of new and existing Reuters products brought together to address a specific client need. In addition, Reuters Tick History, a ten year database of tick by tick data, is attracting significant attention in its own right.

        Finally, we have also begun to make progress in new markets. Focusing on emerging markets, we have made particular headway in China. In October Reuters became the first foreign company to launch a comprehensive range of benchmark reference rates on China’s bond market. Our electronic trading technology has enabled the China Foreign Exchange Trade System (CFETS) to launch an electronic FX portal, supporting the trading of eight foreign currency pairs. And finally in media, in July we launched the Chinese language website ‘reuters.com.cn’ and began providing branded English language inserts for China Central Television (CCTV).

        In Latin America we will launch Fixed Income Trading for Brazil and Mexico in early 2006, and plans are in place to expand our LatAm bond activities to other countries including Argentina, Chile and Colombia. Meanwhile we have just agreed partnerships with American Express and UOL, a major regional ISP, whereby they will promote Reuters Trader for Latin America to their corporate accounts across Brazil. This creates a new sales channel in an important growing market.

        Our New Markets initiative also includes a focus on new asset classes such as emissions, property and weather derivatives. Small focused teams at Reuters are hard at work on plans in these and other areas as we lay the foundations for longer term substantial growth.

        Now, shifting tack slightly for a moment, I thought it worth giving you an update on where we have reached in our £1 billion share buyback programme, which we expect to take two years to complete. In the two months between our interim announcement in July and the start of the close period ahead of this trading update, we have returned £64 million, having repurchased just over 17 million shares at an average price of £3.73. We anticipate maintaining the pace of this buyback through the fourth quarter but would expect to step up the pace of cash returns somewhat once the Instinet disposal is completed. Instinet’s latest public statement indicated that completion is expected in this quarter subject to customary completion conditions including regulatory approvals.

        So, against this backdrop of a quarter of positive momentum which traded very much in line with expectations, I just want to reconfirm the guidance we issued back in July, that for the second half of 2005 we expect underlying recurring revenue to grow between 1% and 2%. The reason why we have not taken this opportunity to narrow this guidance is because fourth quarter recurring revenue, as you have seen in previous years, can be impacted by one-off factors. Last year this had a positive effect of almost 1% in the quarter and it is too early to predict what the effect will be this year.

        Let me finish by saying that, as we have already given longer-term guidance in July, including revenue projections for our CorePlus initiatives, we do not plan to issue the short trading update that you have previously seen in January. Instead we will update on our progress and our prospects are our prelims in February.

        With that I will open the line to any questions you might have.

        Steve Trowbridge: We appear to have no questions, so with that I will say thank you very much, David, and bring this call to a close. Thank everyone for listening.

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